Exhibit 99.10

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that its Chairman, Mr Derek Bonham retired from the Board of TXU Corp on 19 August 2005.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Mr Bonham.

Contacts:

Nicola Tate	Imperial Tobacco Group PLC	0117 933 7082
John Nelson-Smith	Imperial Tobacco Group PLC	0117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com